Exhibit 99.1



Mesa Air Group Announces Completion of Transactions with Certain Holders of Senior Convertible Notes due 2023 and the Results of its Tender Offer for its Senior Convertible Notes due 2024

PHOENIX, Feb. 11/PRNewswire-FirstCall/ -- MESA AIR GROUP, INC. (Nasdaq: MESA) announced it completed transactions with certain of the holders of its Senior Convertible Notes due 2023 (the "2023 Notes") resulting in the exchange of $21,271,250 in aggregate face amount of the 2023 Notes for the following consideration: (i) $878,269 in cash, (ii) 8,430,458 shares of the Company's common stock, no par value (the "Common Stock"), and (iii) $983,937 in aggregate principal amount of the Company's new 8% senior unsecured notes due 2012 (the "2012 Notes"). The issuance of the Common Stock and 2012 Notes in the exchange is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof. As of the date of this report, approximately $12,656,280 million (at today's value) in aggregate principal amount at maturity of the 2023 Notes remains outstanding.

Also on February 11, 2009, the Company announced the results of its tender offer to up to $120.3 million in aggregate face amount of its Senior Convertible Notes due 2024 (the "2024 Notes"). The tender offer expired at 11:59 p.m., New York City time, on February 10, 2009. Pursuant to the terms of the offer, $13,224,000 in aggregate face amount of 2024 Notes, or approximately 11% of the 2024 Notes, were validly tendered and not withdrawn. The Company accepted all of the tendered 2024 Notes, and in exchange therefor, issued 64,665,360 shares of Common Stock and paid a nominal amount of cash in lieu of fractional shares of Common Stock. The issuance of the Common Stock in the tender offer is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

The Company also announced its intent to immediately resume discussions with certain holders of its Senior Convertible Notes due 2024 (holding $104,030,000 million in aggregate face amount) to enter into agreements with such holders imminently on terms substantially equivalent to the previously announced rescinded agreements. No assurance can be given that the Company will be able enter into mutually acceptable agreements with such note holders. If such discussions prove unsuccessful, the Company intends to permit such holders to put their notes to the Company on the same economic terms as previously provided for under the terms of the Indenture governing such notes, including at the same pricing for the notes tendered on or before February 10, 2009.

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

Mesa currently operates 159 aircraft with over 800 daily system departures to 124 cities, 38 states, the District of Columbia, Canada, the Bahamas and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go!. In June 2006 Mesa launched inter-island Hawaiian service as go!. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 5,000 employees and was awarded Regional

Airline of the Year by Air Transport World magazine in 1992 and 2005. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

Website: www.mesa-air.com

CONTACT: Brian Gillman, Exec. VP & General Counsel of Mesa Air Group, Inc., +1-602-685-4052, brian.gillman@mesa-air.com